Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Edison International

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$750,000,000(1)	0.0001476	$110,700(2)

Fees Previously Paid	—		—

Total Transaction Valuation	$750,000,000

Total Fees Due for Filing			$110,700

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$110,700
(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offers to purchase Edison International’s 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B and 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A for a maximum aggregate purchase price in cash of up to $750 million.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying $750,000,000 by 0.0001476.